Exhibit 99.7
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2018 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2018	2018	2017	2018
	Audited	Audited	Audited	Audited
Revenue from operations	19,128	18,083	17,078	70,522
Other income, net (Refer note c)	726	652	814	3,311
Total Income	19,854	18,735	17,892	73,833
Expenses
Employee benefit expenses	10,462	10,054	9,366	38,893
Cost of technical sub-contractors	1,291	1,107	1,061	4,297
Travel expenses	603	492	527	1,995
Cost of software packages and others	545	466	440	1,870
Communication expenses	122	113	125	489
Consultancy and professional charges	305	282	246	1,043
Depreciation and amortisation expenses	436	458	450	1,863
Other expenses	827	639	752	2,924
Reduction in the fair value of Disposal Group held for sale ( Refer note a)	270	118	–	118
Total expenses	14,861	13,729	12,967	53,492
Profit before non-controlling interest / share in net profit / (loss) of associate	4,993	5,006	4,925	20,341
Share in net profit/(loss) of associate, including impairment of associate (Refer Note d)	–	–	(71)	(71)
Profit before tax	4,993	5,006	4,854	20,270
Tax expense: (Refer Note b)
Current tax	1,450	1,466	1,499	4,581
Deferred tax	(69)	(150)	(128)	(340)
Profit for the period	3,612	3,690	3,483	16,029
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	1	34	(3)	55
Equity instruments through other comprehensive income, net	4	9	–	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	9	2	(66)	(39)
Exchange differences on translation of foreign operations	87	200	107	321
Fair value changes on investments, net	(45)	(15)	27	(1)
Total other comprehensive income/(loss), net of tax	56	230	65	343
Total comprehensive income for the period	3,668	3,920	3,548	16,372
Paid up share capital (par value 5/- each, fully paid)	1,088	1,088	1,144	1,088
Other equity	63,835	63,835	67,838	63,835
Earnings per equity share (par value 5/- each) (Refer note e)
Basic () (Refer note a and b)	16.62	16.98	15.24	71.07
Diluted ()	16.60	16.97	15.23	71.00

Note

a)	In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “Disposal Group”). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group had been reclassified as “held for sale" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the Consolidated Statement of Profit and Loss for the quarter and year ended March 31, 2018.

During quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya. Consequently, profit for quarter ended June 30, 2018 has decreased by 270 crore resulting in a decrease in Basic earnings per equity share by 1.24 ($0.02) for the quarter ended June 30, 2018.

As of June 30, 2018 assets amounting to 1,867 crore and liabilities amounting to 345 crore in respect of the Disposal Group have been classified as “held for sale".

b)

In December 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore), which pertained to previous periods which are no longer required. Consequently, profit for the year ended March 31, 2018 had increased resulting in an increase in Basic Earnings Per equity share by 5.88 ($0.09) for the year ended March 31, 2018.

c)	Other income includes 262 crore towards interest on income tax refund for the year ended March 31, 2018.

d)	During the quarter ended June 30, 2017,the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore.

e)	EPS is not annualized for the quarter ended June 30, 2018, quarter ended March 31, 2018 and quarter ended June 30, 2017.

Notes:

1.	The audited interim consolidated financial statements for the quarter ended June 30, 2018 have been taken on record by the Board of Directors at its meeting held on July 13, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

2.	Board changes

	a)	The Board appointed Michael Gibbs as an Independent Director of the Company effective July 13, 2018 for a period of three years, based on the recommendation of the Nomination and Remuneration Committee of the Board.

	b)	Ravi Venkatesan, Independent Director, has resigned from the company effective May 11, 2018. The Board placed on record its appreciation for the services rendered by him during his tenure.

3.	Bonus issue

The Board in its meeting held on July 13, 2018 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the issue of bonus shares to celebrate the 25th year of the Company's public listing in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

4.	Acquisition of WongDoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore at the acquisition date), which includes a cash consideration of $38 million (261 crore), contingent consideration of up to $28 million (approximately 192 crore at the acquisition date) and an additional consideration of up to $9 million (approximately 61 crore at the acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the Group.

5.	Voluntary delisting of American Depositary Shares from Euronext Paris and London

In line with the announcement made on June 11, 2018, the Company has voluntarily delisted its American Depository Shares (“ADSs”) (ISIN US4567881085) from Euronext Paris and London on July 5, 2018 and its ADS were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs will continue to be listed on the NYSE under the symbol “INFY” and investors can continue to trade their ADSs on the New York Stock Exchange.

6.	Adoption of Ind AS 115 - Revenue from contracts with customers

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method which is applied to contracts that were not completed as of April 1, 2018. Accordingly, the comparatives have not been retrospectively adjusted. The effect on adoption of Ind AS 115 was insignificant on the financial statements.

7.	Information on dividends for the quarter ended June 30, 2018

The Board of Directors declared a final dividend of 20.50/- per equity share for the financial year ended March 31, 2018 and a special dividend of 10/- per equity share and the same were approved by the shareholders at the Annual General Meeting held on June 23, 2018 and was paid on June 26, 2018.

   (in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2018	2018	2017	2018
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	13.00
Final dividend	–	20.50	–	20.50
Special dividend	–	10.00	–	10.00

8. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2018	2018	2017	2018
Revenue by business segment
Financial Services (1)	6,075	5,886	5,631	23,172
Retail (2)	3,169	2,879	2,774	11,345
Communication (3)	2,429	2,334	2,151	8,883
Energy, Utilities , Resources and Services	2,374	2,172	1,932	8,297
Manufacturing	1,837	1,735	1,588	6,671
Hi Tech	1,422	1,335	1,250	5,131
Life Sciences (4)	1,260	1,213	1,126	4,698
All other segments (5)	562	529	626	2,325
Total	19,128	18,083	17,078	70,522
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	19,128	18,083	17,078	70,522
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,562	1,638	1,541	6,370
Retail (2)	946	834	771	3,303
Communication (3)	670	697	661	2,619
Energy, Utilities , Resources and Services	624	635	549	2,411
Manufacturing	411	342	267	1,274
Hi Tech	388	392	335	1,446
Life Sciences (4)	354	348	354	1,391
All other segments (5)	19	42	84	199
Total	4,974	4,928	4,562	19,013
Less: Other unallocable expenditure	437	456	451	1,865
Add: Unallocable other income	726	652	814	3,311
Less: Reduction in the fair value of Disposal Group held for sale	270	118	–	118
Add: Share in net profit/(loss) of associate, including impairment of associate	–	–	(71)	(71)
Profit before tax and non-controlling interests	4,993	5,006	4,854	20,270

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

During the quarter ended June 30, 2018, the Company internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight, consequent to which enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under Ind AS 108, Operating Segments. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Segmental operating income has changed in line with the internal reorganization as well as changes in the allocation method. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

9. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2018	2018	2017	2018
Revenue from operations	17,056	15,984	14,971	61,941
Profit before tax (Refer note (i) below)	4,782	4,390	4,716	19,908
Profit for the period (Refer note (i) below)	3,503	3,157	3,415	16,155

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim condensed financial statements as stated.

i) In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the company evaluated its portfolio of businesses and had planned for the sale of its investment in subsidiaries, Kallidus and Skava (together herein referred to as 'Skava') and Panaya. The Company anticipates completion of the sale by March, 2019. On reclassification, investments in these subsidiaries had been reclassified as 'Assets held for sale' and measured at the lower of carrying amount and fair value less cost to sell. Consequently, the Company had recognized a reduction in the fair value of investment amounting to 589 crore in the Statement of Profit and Loss during the quarter ended March 31, 2018, in respect of Panaya in the standalone books of Infosys Limited.

During the quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment of 265 crore in respect of Panaya. Consequently , profit for the quarter ended June 30, 2018 has decreased by 265 crore resulting in a decrease in Basic earnings per equity share by 1.21 for the quarter ended June 30, 2018 in the standalone books of Infosys Limited.

Bengaluru, India July 13, 2018	By order of the Board For Infosys Limited

Salil Parekh Chief executive officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2018, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30, 2018	Quarter ended March 31, 2018	Quarter ended June 30, 2017	Year ended March 31, 2018
	Audited	Unaudited	Unaudited	Unaudited
Revenues	2,831	2,805	2,651	10,939
Cost of sales	1,819	1,793	1,692	7,001
Gross profit	1,012	1,012	959	3,938
Operating expenses	342	319	321	1,279
Operating profit	670	693	638	2,659
Other income, net	107	100	127	513
Reduction in the fair value of Disposal Group held for sale (Refer note a below)	(39)	(18)	–	(18)
Share in net profit/(loss) of associate, including impairment	–	–	(11)	(11)
Profit before income taxes	738	775	754	3,143
Income tax expense	204	204	213	657
Net profit	534	571	541	2,486
Earnings per equity share *
Basic	0.25	0.26	0.24	1.10
Diluted	0.25	0.26	0.24	1.10
Total assets	11,406	12,255	13,178	12,255
Cash and cash equivalents including current investments	3,415	4,023	5,184	4,023

* EPS is not annualized for the quarter ended June 30, 2018, quarter ended March 31, 2018 and quarter ended June 30, 2017.

a)	In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “Disposal Group”). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group had been reclassified as “held for sale" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group amounting to $18 million in respect of Panaya had been recognized in the Consolidated Profit and Loss for the quarter and year ended March 31, 2018.

During the quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to $39 million in respect of Panaya. Consequently, profit for the quarter ended June 30, 2018 has decreased by $ 39 million, resulting in a decrease in Basic earnings per equity share by $0.02 for the quarter ended June 30, 2018.

As of June 30, 2018 assets amounting to $273 million and liabilities amounting to $50 million in respect of the disposal group have been classified as “held for sale".

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited Results of Infosys Limited for the quarter ended June 30, 2018 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2018	2018	2017	2018
	Audited	Audited	Audited	Audited
Revenue from operations	17,056	15,984	14,971	61,941
Other income, net (Refer note c and d)	716	636	723	4,019
Total income	17,772	16,620	15,694	65,960
Expenses
Employee benefit expenses	8,826	8,418	7,752	32,472
Cost of technical sub-contractors	1,666	1,434	1,334	5,494
Travel expenses	467	369	391	1,479
Cost of software packages and others	415	320	314	1,270
Communication expenses	82	75	83	330
Consultancy and professional charges	252	233	185	826
Depreciation and amortisation expense	374	363	343	1,408
Other expenses	643	429	576	2,184
Reduction in the fair value of assets held for sale (Refer note a)	265	589	-	589
Total expenses	12,990	12,230	10,978	46,052
Profit before tax	4,782	4,390	4,716	19,908
Tax expense: (Refer note b)
Current tax	1,329	1,397	1,394	4,003
Deferred tax	(50)	(164)	(93)	(250)
Profit for the period	3,503	3,157	3,415	16,155
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(1)	31	(2)	52
Equity instruments through other comprehensive income, net	4	7	-	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	9	2	(66)	(39)
Fair value changes on investments, net	(41)	(12)	25	1
Total other comprehensive income / (loss), net of tax	(29)	28	(43)	21
Total comprehensive income for the period	3,474	3,185	3,372	16,176
Paid-up share capital (par value 5/- each fully paid)	1,092	1,092	1,148	1,092
Other Equity	62,410	62,410	66,869	62,410
Earnings per equity share ( par value 5 /- each) (Refer note e)
Basic () (Refer note b)	16.04	14.45	14.87	71.28
Diluted ()	16.03	14.45	14.86	71.25

Note

a)	In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the company had evaluated its portfolio of businesses and planned for the sale of its investment in subsidiaries, Kallidus and Skava (together herein referred to as 'Skava') and Panaya. The Company anticipates completion of the sale by March, 2019. On reclassification, investments in these subsidiaries had been reclassified as 'Assets held for sale' and measured at the lower of carrying amount and fair value less cost to sell. Consequently, the Company had recognized a reduction in the fair value of investment amounting to 589 crore in the Statement of Profit and Loss during the quarter ended March 31, 2018, in respect of Panaya in the standalone books of Infosys Limited.

During the quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment of 265 crore in respect of Panaya. Consequently , profit for the quarter ended June 30, 2018 has decreased by 265 crore resulting in a decrease in Basic earnings per equity share by 1.21 for the quarter ended June 30, 2018 in the standalone financial statements.

b)	In December 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore), which pertains to previous periods which are no longer required. Consequently, profit for the year ended March 31, 2018 had increased resulting in an increase in Basic Earnings Per equity share by 5.85 ($0.09) for the year ended March 31, 2018.

c)	Other income includes 257 crore towards interest on income tax refund for the year ended March 31, 2018.

d)	During the quarter ended June 30, 2017, the Company had written down the entire carrying value of the investment in its subsidiary Infosys Nova Holding LLC, amounting to 94 crore.

e)	EPS is not annualized for the quarter ended June 30, 2018, quarter ended March 31, 2018 and quarter ended June 30, 2017.

Notes

1.	The audited interim condensed standalone financial statements for the quarter ended June 30, 2018 have been taken on record by the Board of Directors at its meeting held on July 13, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. The interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

2.	Board changes

	a)	The Board appointed Michael Gibbs as an Independent Director of the Company effective July 13, 2018 for a period of three years, based on the recommendation of the Nomination and Remuneration Committee of the Board.

	b)	Ravi Venkatesan, Independent Director, has resigned from the company effective May 11, 2018. The Board placed on record its appreciation for the services rendered by him during his tenure.

3.	Bonus issue

The Board in its meeting held on July 13, 2018 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the issue of bonus shares to celebrate the 25th year of the Company's public listing in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

4.	Acquisition of WongDoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore at the acquisition date), which includes a cash consideration of $38 million (261 crore), contingent consideration of up to $28 million (approximately 192 crore at the acquisition date) and an additional consideration of up to $9 million (approximately 61 crore at the acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the Group.

5.	Voluntary delisting of American Depositary Shares from Euronext Paris and London

In line with the announcement made on June 11, 2018, the Company has voluntarily delisted its American Depository Shares (“ADSs”) (ISIN US4567881085) from Euronext Paris and London on July 5, 2018 and its ADS were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs will continue to be listed on the NYSE under the symbol “INFY” and investors can continue to trade their ADSs on the New York Stock Exchange.

6.	Adoption of Ind AS 115 - Revenue from contracts with customers

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method which is applied to contracts that were not completed as of April 1, 2018. Accordingly, the comparatives have not been retrospectively adjusted. The effect on adoption of Ind AS 115 was insignificant on the financial statements.

7.	Information on dividends for the quarter ended June 30, 2018

The Board of Directors declared a final dividend of 20.50/- per equity share for the financial year ended March 31, 2018 and a special dividend of 10/- per equity share and the same were approved by the shareholders at the Annual General Meeting held on June 23, 2018 and was paid on June 26, 2018.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2018	2018	2017	2018
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	13.00
Final dividend	–	20.50	–	20.50
Special dividend	–	10.00	–	10.00

8. Segment reporting

The Company publishes interim condensed standalone financial statements along with the interim consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the Segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2018.

By order of the Board For Infosys Limited

Salil Parekh
Bengaluru, India July 13, 2018	Chief executive officer and Managing Director

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2018, prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except equity share data)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2018	2018	2017
Revenue from operations	19,128	70,522	17,078
Profit before tax (Refer note a, c and d)	4,993	20,270	4,854
Net profit after tax (Refer note a, b, c and d)	3,612	16,029	3,483
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	3,668	16,372	3,548
Paid-up equity share capital (par value 5/- each, fully paid)	1,088	1,088	1,144
Other equity	63,835	63,835	67,838
Earnings per share (par value 5/- each) (Refer note e)
Basic ()(Refer note b)	16.62	71.07	15.24
Diluted ()	16.60	71.00	15.23

Note:

a)	In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “Disposal Group”). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group had been reclassified as “held for sale" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the Consolidated Statement of Profit and Loss for the quarter and year ended March 31, 2018.

During the quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya. Consequently, profit for the quarter ended June 30, 2018 has decreased by 270 crore resulting in a decrease in Basic earnings per equity share by 1.24 ($0.02) for the quarter ended June 30, 2018.

As of June 30, 2018 assets amounting to 1,867 crore and liabilities amounting to 345 crore in respect of the Disposal Group have been classified as “held for sale".

b)	In December 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore), which pertained to previous periods which are no longer required. Consequently, profit for the year ended March 31, 2018 had increased resulting in an increase in Basic Earnings Per equity share by 5.88 ($0.09) for the year ended March 31, 2018.

c) Other income includes 262 crore towards interest on income tax refund for the year ended March 31, 2018.

d) During the quarter ended June 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore.

e) EPS is not annualized for the quarter ended June 30, 2018 and quarter ended June 30, 2017.

Notes

1.	The audited interim consolidated financial statements for the quarter ended June 30, 2018 have been taken on record by the Board of Directors at its meeting held on July 13, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

2.	Board changes

	a)	The Board appointed Michael Gibbs as an Independent Director of the Company effective July 13, 2018 for a period of three years, based on the recommendation of the Nomination and Remuneration Committee of the Board.

	b)	Ravi Venkatesan, Independent Director, has resigned from the company effective May 11, 2018. The Board placed on record its appreciation for the services.

3.	Bonus issue

The Board in its meeting held on July 13, 2018 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the issue of bonus shares to celebrate the 25th year of the Company's public listing in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shares and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

4.	Acquisition of WongDoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore at the acquisition date), which includes a cash consideration of $38 million (261 crore), contingent consideration of up to $28 million (approximately 192 crore at the acquisition date) and an additional consideration of up to $9 million(approximately 61 crore at the acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the Group.

5.	Voluntary delisting of American Depositary Shares from Euronext Paris and London

In line with the announcement made on June 11, 2018, the Company has voluntarily delisted its American Depository Shares (“ADSs”) (ISIN US4567881085) from Euronext Paris and London on July 5, 2018 and its ADS were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs will continue to be listed on the NYSE under the symbol “INFY” and investors can continue to trade their ADSs on the New York Stock Exchange.

6.	Adoption of Ind AS 115 - Revenue from contracts with customers

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method which is applied to contracts that were not completed as of April 1, 2018. Accordingly, the comparatives have not been retrospectively adjusted. The effect on adoption of Ind AS 115 was insignificant on the financial statements.

7.	Information on dividends for the quarter ended June 30, 2018

The Board of Directors declared a final dividend of 20.50/- per equity share for the financial year ended March 31, 2018 and a special dividend of 10/- per equity share and the same were approved by the shareholders at the Annual General Meeting held on June 23, 2018 and was paid on June 26, 2018.

 (in )

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2018	2018	2017
Dividend per share (par value 5/- each)
Interim dividend	–	13.00	–
Final dividend	–	20.50	–
Special dividend	–	10.00	–

8. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2018	2018	2017
Revenue from operations	17,056	61,941	14,971
Profit before tax (Refer note (i) below)	4,782	19,908	4,716
Profit for the period (Refer note (i) below)	3,503	16,155	3,415

Note:

i)	In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the company evaluated its portfolio of businesses and had planned for the sale of its investment in subsidiaries, Kallidus and Skava (together herein referred to as 'Skava') and Panaya. The Company anticipates completion of the sale by March, 2019. On reclassification, investments in these subsidiaries had been reclassified as 'Assets held for sale' and measured at the lower of carrying amount and fair value less cost to sell. Consequently, the Company had recognized a reduction in the fair value of investment amounting to 589 crore in the Statement of Profit and Loss during the quarter ended March 31, 2018, in respect of Panaya in the standalone books of Infosys Limited.

During the quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment of 265 crore in respect of Panaya. Consequently , profit for the quarter ended June 30, 2018 has decreased by 265 crore resulting in a decrease in Basic earnings per equity share by 1.21 for the quarter ended June 30, 2018 in the standalone books of Infosys Limited.

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.